October 11, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (805) 981-8663

Ms. Wendy L. Simpson
Chief Financial Officer
LTC Properties, Inc.
22917 Pacific Coast Highway, Suite 350
Malibu, CA  90265

      Re:	LTC Properties, Inc.
      Form 10-K for the year ended December 31, 2004
      Filed February 28, 2005
      File No. 001-11314

Dear Ms. Simpson:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Financial Statements and Notes

Note 3, Major Operators, page 54

1. Please tell us how you evaluated your asset concentration level to determine the financial information required for Alterra related to properties subject to net lease. In determining whether asset concentration thresholds are crossed, aggregate net lease properties and mortgage loans to the same lessee or guarantor, obligor, or group of related lessees or obligors, or loans on related properties. Properties are related, for example, if they are subject to cross default collateralization agreements. At concentration levels over 20% of total assets please include audited financial statements of the lessee/guarantor/obligor. If the lessee/guarantor/obligor is a public company currently filing reports with the Commission, only summarized data (Rule 1-02(bb) of Regulation S-X and FAS 95 cash flow information) need be provided. At concentration levels between 10-20%, only summarized data need be provided.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Ms. Wendy L. Simpson
LTC Properties, Inc.
October 11, 2005
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